
COMFORT
SAFETY
PROTECTION
RELIABILITY

UFP TECHNOLOGIES

2004 ANNUAL REPORT







UFP TECHNOLOGIES

Celebrating over 40 years of innovation, UFP Technologies, Inc. (Nasdaq: UFPT) is a leading supplier of custom-engineered packaging solutions and component products.

The Engineered Packaging Division designs and manufactures interior protective packaging solutions using molded fiber, vacuum formed plastics, and molded and fabricated foam plastics.

The Component Products Division designs and manufactures engineered component solutions using laminating, molding and fabrication technologies.

Our customers include leading companies in a diverse array of markets, including consumer, military/government, automotive, medical, industrial, electronics, and more. Learn more about us at www.ufpt.com.

Contents

DEAR FELLOW SHAREHOLDERS,



2004 was an exciting and positive year for UFP Technologies, as sales increased 12.7% to $68.6 million. These higher sales, combined with a lower cost structure, generated a significant improvement to our bottom line. For the fiscal year ended December 31, 2004, the Company reported a net profit of $871,000, an improvement of more than $2.3 million over 2003.

After navigating through some difficult years in our industry, we are pleased with our progress on both the top and bottom lines. This year's results help validate our approach of reducing the company's cost structure to reflect current market conditions, while investing in new business opportunities and sales and marketing initiatives to spur future growth. And it's working; UFP today is both leaner and stronger, a dynamic, creative company doing great work for our growing list of customers. In this year's Annual Report, we'll show you some of the many ways UFP solutions improve comfort, safety and reliability. Our business is about creating innovative solutions that help our customers compete and succeed in today's demanding marketplace – protecting people and products in a variety of ways no other company can match.

We have a combination of assets no one in the industry can match – a deep pool of talent, superb engineering capabilities, longtime customer and vendor relationships, and leading-edge plants and equipment.

A more nimble and focused company

As I look back, it's clear that UFP has become a more nimble company, with a greater ability to respond swiftly to both challenges and opportunities. Here's one example. When a large customer announced they were moving a significant portion of their business to the Mexican border area, they asked if we could follow them and continue to service their packaging needs. We responded by quickly analyzing the potential of this new market, and scanning

UFP plants to identify underutilized equipment that could be redeployed to a new facility. We identified a location and opened a new El Paso plant. To run it, we brought in a veteran operations manager from an existing UFP plant, and hired an industry veteran sales manager. The facility has become profitable in a very short time, and many additional opportunities have opened for us in this vibrant market. It's a great example of how we're working to leverage our valuable customer relationships, and apply our talent and resources in a highly strategic manner to capitalize on growth opportunities.

We have also become a more focused company, organizing our sales and marketing efforts around six key markets: consumer, military/government, automotive, medical, industrial and electronics. Each represents a significant percentage of our overall sales and, more importantly, offers outstanding opportunities for future growth.

Strong areas of growth in 2004

In one of the year's biggest highlights, we launched the first of four automotive programs from our new facility in Atlanta. When first announced in 2002, the contract was worth approximately $77 million. Design enhancements, combined with additional customer requests, have since increased contract volume estimates to $95 million over the next eight years. Although phase-in costs on our automotive programs will be significant in the early stages of the contract, we expect sales volumes to ramp up mid-year to help offset these costs. These programs are slated to run through 2012, giving UFP a



For a leading computer manufacturer, our custom polyethylene foam packaging protects liquid cooling units during shipment from Mexico to China and back. After several sluggish years, our electronics business rebounded strongly in 2004.

strong platform for continued success in this highly competitive segment.

Beyond automotive, other parts of the business remain strong, with particularly robust growth in the military, electronic and medical markets. With increased military spending from the continuing conflicts in the Middle East, our government sales grew substantially. Our electronics business also had an excellent year. After several flat years, this market has rebounded strongly for us, driven in part by the opening of our El Paso plant, the weakening of several competitors, and the diverse capabilities we bring to our customers. The medical segment also saw a healthy increase, as we expanded our ability to capitalize on growing clean room packaging opportunities, and increased our share of business with several key customers.



In this mobile society, our unique engineering skills are increasingly called upon to keep products safe on the move. We used our knowledge of specialty foams and lamination capabilities to create a rugged, attractive outer shell that protects delicate laptops in style.

As we focus on our six core markets, we are gaining deeper insights into our customers' cost and product challenges, and providing additional products and services to meet their needs. As market opportunities shift, we will shift as well, increasing resources in some markets while decreasing



Our compression molded medical-grade foam protects costly and critical stainless steel surgical implants. Our medical business increased steadily in 2004, thanks in part to our expanded clean room packaging capabilities.



Tool control remains a strong market for UFP, and our patented capabilities remain unsurpassed. These multi-colored tool control case inserts not only look great; they also protect expensive parts while helping to eliminate damage to aircraft from dangerous foreign objects.

resources to others. The idea is to constantly direct our efforts toward the customers and market segments that offer the highest potential returns.

A growth strategy based on three key objectives

At UFP, we have ambitious growth goals. Our plan to achieve them can be summarized in three strategic objectives, which all UFP plants and departments are working diligently to pursue.

First, we're leveraging the size and breadth of UFP by sharing best practices, using our purchasing power and capitalizing on cross-selling opportunities. We have a combination of assets no one in the industry can match – a deep pool of talent, superb engineering capabilities, longtime customer and vendor relationships, and a network of geographically dispersed plants with leading-edge equipment, a key advantage in a freight-sensitive business. It's imperative that we maximize the value of these assets to continually improve sales and margins.



For the U.S. military, we laminate foam to fabric to create a pouch that holds the bladder for this "on-the-go" hydration system. The foam provides a solid structure and effective insulation to keep liquids cool and safe.

Second, we're increasing the value UFP brings to its customers by providing additional products and services, solving more of their problems, and improving every aspect of their experience with our company.

Third, we're positioning UFP for long-term growth by investing in the best people, constantly researching new materials, improving our cutting-edge processes, and pursuing acquisitions and partnerships. In 2005, we will reinvigorate our acquisition efforts, identifying companies that can help us penetrate our target markets further and increase the scale of our operations. We believe acquisitions will be a necessary component in achieving our growth goals. And the timing is right. These past several years have altered the landscape of our industry. In the face of challenging economic and industry conditions, many competitors have scaled back, closed or sold operations, reducing the number of players and increasing opportunities available to UFP. We believe our industry, with its fragmented nature and high material costs – and with many company owners nearing retirement age – is ripe for further consolidation. And we plan to capitalize on the opportunity.



The continuing U.S. presence in the Middle East has spurred strong demand for military products. For example, these die cut, crosslinked polyethylene knee and elbow pads improve the comfort of soldiers operating in harsh combat conditions.



Our innovative beauty products continue to provide a steady and growing stream of business. At beauty shops all over the country, this compression-molded wrist rest helps customers enjoy a more comfortable and relaxing manicure.

In addition, we are now working with an overseas partner to source products that can't be made economically in the U.S. As a result, we're winning business beyond what we could previously provide and, in the process, becoming an even more valuable supplier to our customers.



In our Atlanta plant, we produce this strong, lightweight structural interior door panel component for one of the world's most prestigious automotive brands. In this facility, automotive contracts worth an estimated $85 million are scheduled to run through 2012.

Becoming the world's most innovative converter of foams and plastics

We are working hard to grow UFP into North America's dominant converter of foams, plastics, and natural fiber materials. Our ultimate goal is to be the most innovative and valued converter in the world. To achieve that goal, we are committed to a process of continuous improvement and simplification of all aspects of our business. In our factories, we will continue our efforts to improve efficiency and reduce costs, while allowing each plant to focus on the local market segments that offer the greatest opportunities for growth.

In our strategic planning, we will continue to evolve into an ever more nimble and flexible organization that can redeploy assets quickly to meet the changing needs of our markets and customers.

At UFP Technologies, we are excited about the future, and committed to growing the value of your company in a swift, steady and strategic manner. And we thank you for your support.

Sincerely,

R. Jeffrey Bailly

R. Jeffrey Bailly
President and Chief Executive Officer

The following selected financial data for the five years ended December 31, 2004, is derived from the audited consolidated financial statements of the Company. The consolidated financial statements for fiscal years 2000 and 2001 were audited by Arthur Andersen LLP ("Andersen"), which has ceased operations. The data should be read in conjunction with the consolidated financial statements and the related notes included in this report, and in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Selected Consolidated Financial Data

	Years Ended December 31 *(in thousands, except per share data)*				
Consolidated statement of operations data:[1]	**2004**[7]	**2003**[6 7 8]	**2002**[2 8]	**2001**[3 4 8]	**2000**[5]
Net sales	$ 68,624	60,902	61,189	61,574	74,492
Gross profit	13,971	10,724	12,105	10,925	17,621
Operating income (loss)	2,144	(1,508)	466	(3,741)	3,385
Net income (loss)	871	(1,516)	(234)	(3,043)	1,081
Diluted earnings (loss) per share	$ 0.17	(0.34)	(0.05)	(0.72)	0.25
Net income (loss) as adjusted for FAS 142 adoption	871	(1,516)	(234)	(2,609)	1,632
Diluted earnings (loss) per share as adjusted for FAS 142 adoption	0.17	(0.34)	(0.05)	(0.61)	0.37
Weighted average number of diluted shares outstanding	4,995	4,490	4,343	4,245	4,386

	Years Ended December 31 *(in thousands)*				
Consolidated balance sheet data:[1]	**2004**[7]	**2003**[7]	**2002**	**2001**	**2000**
Working capital	$ 1,431	1,209	1,540	977	4,139
Total assets	39,632	36,749	35,383	38,102	40,352
Short-term debt and capital lease obligations	9,484	8,173	7,169	7,395	6,084
Long-term debt and capital lease obligations, excluding current portion	7,497	8,119	6,851	6,827	7,589
Total liabilities	25,846	24,058	21,332	23,948	22,825
Stockholders' equity	$ 13,787	12,691	14,050	14,154	17,527

[1] See Note 19 to the Consolidated Financial Statements for segment information.
[2] Amounts include results of operations of the business of Excel Acquisition Group (acquired in January 2002) for the periods subsequent to its acquisition.
[3] Amounts include results of operations of the E-cube product line (acquired in October 2001) for the periods subsequent to its acquisition.
[4] Amounts include restructuring charges of $1 million.
[5] Amounts include results of operations of Simco Industries, Inc. (acquired in January 2000) for the periods subsequent to its acquisition.
[6] Amounts include restructuring charges of $1.4 million.
[7] Amounts include results of United Development Company Limited, a 26.32% owned real estate limited partnership. See Note 1 to the Consolidated Financial Statements.
[8] In years where the Company reported a net loss, basic and diluted earnings per share and weighted average shares outstanding are the same.

Market Price

From July 8, 1996 until April 18, 2001, the Company's Common Stock was listed on the Nasdaq National Market under the symbol "UFPT." Since April 19, 2001, the Company's Common Stock has been listed on the Nasdaq Small Cap Market. The following table sets forth the range of high and low quotations for the Common Stock as reported by Nasdaq for the quarterly periods from January 1, 2003 to December 31, 2004:

Fiscal Year Ended December 31, 2003	High	Low
First Quarter	$ 1.43	$ 0.65
Second Quarter	1.25	1.00
Third Quarter	1.45	1.10
Fourth Quarter	2.40	1.30
Fiscal Year Ended December 31, 2004	**High**	**Low**
First Quarter	$ 2.35	$ 1.44
Second Quarter	4.05	2.01
Third Quarter	3.60	2.50
Fourth Quarter	4.20	3.08

Number of Stockholders

As of March 16, 2005, there were 127 holders of record of the Company's Common Stock.

Dividends

The Company did not pay any dividends in 2004, although prior to becoming a public company in December 1993, the Company had from time to time paid cash dividends on its capital stock. The Company presently intends to retain all of its earnings to provide funds for the operation of its business, although it would consider paying cash dividends in the future. The Company's ability to pay dividends is subject to approval by its principal lending institution.

Stock Plans

The Company maintains three stock option plans to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, non-employee directors and advisors. The first plan (1993 Employee Stock Option Plan) provides for the issuance of up to 1,550,000 shares of the Company's common stock. The second plan (1993 Director Plan) provided for the issuance of 110,000 shares of the Company's common stock to non-employee directors; this plan was frozen with the inception of the 1998 Director Plan, which provides for the issuance of up to 725,000 shares of the Company's common stock to non-employee directors. Additional details of these plans are discussed in Note 13 to the Consolidated Financial Statements.

The Company also maintains an Employee Stock Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986.

The Company also maintains a Stock Plan (2003 Equity Incentive Plan) to provide the Company with the ability to offer equity-based incentives to present and future executives and other employees who are in a position to contribute to the long-term success and growth of the Company.

Each of these plans and their amendments have been approved by the Company's stockholders.

Summary plan information is as follows:

	Number of shares of UFPT common stock to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of shares of UFPT common stock remaining available for future issuance
1993 Employee Plan	694,825	1.72	532,418
1993 Director Plan	50,000	4.59	0
1998 Director Plan	430,712	2.07	294,288
1998 Employee Stock Purchase Plan	0	0.00	139,751
2003 Equity Incentive Plan	0	0.00	428,717
Total	**1,175,537**	**1.97**	**1,395,174**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains certain statements that are "forward-looking statements" as that term is defined under the Act and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "plan," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. The Company's plans, described below, to execute a program which launched in the fourth quarter of 2004 for an automotive supplier that could be as large as $95 million is an example of a forward looking statement. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements.

The $95 million revenue value of the automotive contract is an estimate, based on the automotive supplier's projected needs. The Company cannot guarantee that it will fully benefit from this contract, which is terminable by the automotive supplier for any reason, subject to a cancellation charge that includes, among others, a provision whereby the customer will reimburse the Company for its total capital investment less any depreciation taken. The Company's revenues from this contract are directly dependent on the ability of the automotive supplier to develop, market, and sell its products in a timely, cost-effective manner. If the automotive supplier's needs decrease over the course of the contract, the Company's estimated revenues from this contract may also decrease. Even if the Company generates revenue from the project, the Company cannot guarantee that the project will be profitable, particularly if revenues from the contract are less than expected. Other examples of these risks, uncertainties, and other factors include, without limitation, the following: (i) economic conditions that affect sales of the products of the Company's packaging customers, (ii) actions by the Company's competitors and the ability of the Company to respond to such actions, (iii) the ability of the Company to obtain new customers and (iv) the ability of the Company to execute and integrate favorable acquisitions. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth elsewhere in this report and changes in general economic conditions, interest rates and the assumptions used in making such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investment In and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). As a result of adopting the provisions of FIN 46, the Company has consolidated the financial statements of UDT as of December 31, 2003, because – when including related party ownership – the Company effectively owns greater than 50% of UDT. Prior to December 31, 2003, this investment was accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership.

Results of Operations

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's consolidated statements of operations:

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	79.6	82.4	80.2
Gross profit	20.4	17.6	19.8
Selling, general and administrative expenses	17.7	17.8	19.0
Restructuring charge	(0.4)	2.3	—
Operating income (loss)	3.1	(2.5)	0.8
Total other expenses, net	1.1	1.4	1.4
Income (loss) before income taxes	2.0	(3.9)	(0.6)
Expense (benefit) for income taxes	0.7	(1.4)	(0.2)
Net income (loss)	1.3	(2.5)	(0.4)

Overview

UFP Technologies is a leading designer and manufacturer of interior protective packaging solutions using molded fiber, vacuumformed plastics and molded and fabricated foam plastic products. The Company also designs and manufactures engineered component solutions using laminating, molding and fabricating technologies. The Company serves numerous markets including computer electronics, medical/pharmaceutical, military, automotive, beauty, industrial and sports and leisure.

Over the past several years, the Company has downsized its operations in response to a general downturn in the economy as well as the loss of a large automotive program. In particular, the Company has consolidated its molded fiber packaging division into a single, large design and manufacturing facility in Clinton, Iowa, which it believes will create a more efficient manufacturing structure. It also consolidated three foam fabricating facilities in the southeast into two. Both of these downsizing efforts were in response to soft demand, primarily in the computer electronics industry. Management believes that the downturn in demand from this industry is permanent, as a significant portion of computer electronics manufacturing has moved offshore.

In 2004, the Company completed its consolidation efforts and shifted its attention to initiatives to grow sales. It strengthened its sales and marketing team, implemented a new sales compensation system, and invested in customer relations management software. It also created market-focused teams to develop strategic business plans for targeted markets. The Company intends to become more market-focused in the future.

Late in 2004, the Company launched a portion of its new large eight-year, $95 million automotive program in the Southeast. The total program, which has grown in potential scope from $77 million to $95 million due to design enhancements, will be implemented in phases. The Company expects that phase-in costs on this and other automotive programs will be significant in 2005. The Company expects that sales under this program should ramp-up over the next couple of years. The Company has met every milestone in this program to date, and will now focus on fulfilling increasing production demand while seeking complementary business for its Southeast manufacturing facility.

2004 Compared to 2003

The Company's net sales increased 12.7% to $68.6 million for the year ended December 31, 2004, from $60.9 million in 2003. Component Product sales increased 15.5% to $36.1 million in 2004 from $31.3 million in 2003. The increase in sales is primarily due to strong demand from customers in the medical and military markets as well as prototype sales in the automotive industry associated with the Company's large program that launched late in the fourth quarter of 2004. Packaging sales increased 9.6% to $32.5 million in 2004 from $29.6 million in 2003. The increase in sales is primarily due to growth in sales at the Company's new plant in El Paso, Texas, and stronger demand for case insert product. The Company has invested in the area of marketing and sales in recent years and attributes a portion of the Company's sales growth in 2004 to these investments.

Gross profit as a percentage of sales ("Gross Margin") increased to 20.4% in 2004 from 17.6% in 2003. The improvement in gross margin is primarily attributable to the fixed portion of labor and overhead measured against higher sales in both the Component Product and Packaging segments. In addition, the Company's molded fiber division (Packaging segment) operated at higher margins due to a more efficient operating structure resulting from the plant consolidations in recent years.

Selling, General and Administrative Expenses ("SG&A") increased 11.8% to $12.1 million for the year ended December 31, 2004 from $10.8 million in 2003. As a percentage of sales, SG&A was 17.6% and 17.8% in the years ended December 31, 2004 and 2003, respectively. The increase in SG&A dollars is primarily attributable to investments made in the areas of marketing and sales (Component Product and Packaging segments), increased corporate governance and compliance costs (Component Product and Packaging segments) and incremental SG&A associated with the Company's new automotive program (Component Product segment).

Interest expense decreased to approximately $714,000 for the year ended December 31, 2004, from approximately $784,000 in 2003. The decline in interest expense is primarily attributable to lower average interest rates primarily due to better Company performance.

The Company recorded income tax expense of 36% for the year ended December 31, 2004. It recorded a net tax benefit of 36% of its pre-tax loss in 2003. The tax benefit recorded in 2003 reflects primarily the expected utilization of a net operating loss generated during the year in future federal tax returns. The Company has considered both positive and negative available evidence in its determination that the deferred tax asset will be realized, and has not recorded a tax valuation allowance at December 31, 2004. The Company will continue to assess the realizability of deferred tax assets created by recording tax benefits on operating losses and, where appropriate, record a valuation allowance against these assets. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term, if estimates of future taxable income during the carryforward period are reduced.

2003 Compared to 2002

The Company's net sales decreased slightly to $60.9 million for the year ended December 31, 2003, from $61.2 million in 2002. Component Product segment sales increased 1.0% to $31.3 million from $31.0 million due to stronger sales in the medical and beauty markets primarily because of greater demand from our existing customer base, partially offset by a decline in sales associated with the continued phase-out of the Woodbridge automotive program in Georgia. Sales in the Company's Packaging segment declined 1.7% to $29.6 million primarily due to lower sales in the consumer electronics industry, which is related to the continued softness in this industry. Although overall sales declined for the year, the trend during the year was positive, including an 11% increase in fourth quarter sales, compared to the same quarter in 2002.

Gross margin decreased to 17.6% for the year ended December 31, 2003, from 19.8% in 2002. The decrease is primarily due to start-up costs associated with new automotive programs (Component Products segment) and costs incurred to consolidate the Company's molded fiber tooling operations from its Maine design center into its Iowa manufacturing plant and move equipment from its Visalia, California, plant into its Iowa facility (Packaging segment).

SG&A decreased 7.0% to $10.8 million in the year ended December 31, 2003, from $11.6 million in 2002. As a percentage of sales, SG&A decreased to 17.8% in 2003 from 19.0% in 2002. The decrease in SG&A is primarily attributable to lower payroll and other related expenses resulting from Company-wide cost control and plant consolidation efforts.

Interest expense decreased to $784,000 in 2003, from $878,000 in 2002, primarily as a result of lower average interest rates.

Goodwill

Amortization of Goodwill and certain indefinite lived intangible assets ceased with the adoption of SFAS No. 142, effective January 1, 2002.

Restructuring

On October 22, 2003, the Company's Board of Directors approved a formal plan of restructure in response to continued losses in the Company's molded fiber plant in Visalia, California. Accordingly, the Company recorded restructuring charges of $1,405,000 consisting of asset impairments of $640,000, severance of $40,000, and future lease commitments of $725,000, in the fourth quarter of 2003. Of this amount, approximately $36,000 remains on the balance sheet as of December 31, 2004, primarily reflecting miscellaneous clean-up costs that should be paid in early 2005. See Note 10 of the Consolidated Financial Statements.

On December 19, 2001, the Company's Board of Directors approved a formal plan of restructure in response to the downturn in the packaging industry. Accordingly, the Company recorded restructuring charges of $1,016,000 in the fourth quarter of 2001. None of this amount remains on the balance sheet at December 31, 2004. See Note 10 of the Consolidated Financial Statements.

Liquidity and Capital Resources

The Company funds its operating expenses, capital requirements and growth plan through internally generated cash, bank credit facilities and long-term capital leases.

As of December 31, 2004 and 2003, working capital was $1,431,000 and $1,209,000, respectively. The increase in working capital is primarily attributable to higher accounts receivable of approximately $2.7 million due to strong fourth quarter sales and higher inventory balances of approximately $900,000, partially offset by higher short-term debt balances of approximately $1.3 million, higher accounts payable of approximately $1 million and lower current tax assets of approximately $1 million. Cash provided from operations was $1,434,000 and $749,000 for 2004 and 2003, respectively. The primary reason for the increase in cash generated from operations in 2004 is improved profitability in 2004. Net cash used in investing activities in 2004 was approximately $2,129,000 and was used primarily for the acquisition of new manufacturing equipment.

On February 28, 2003, the Company obtained a new credit facility, which has been amended effective December 31, 2003, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $12 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $5 million with a 6-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); (iii) a term loan of $1.5 million with a 5-year straight-line amortization that is also collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iv) a term loan of $2.5 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under this facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $12 million may not be available to the Company. For example, as of December 31, 2004, based upon borrowings outstanding of $7.9 million and collateral levels, the Company had availability of $2.9 million of additional credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus 2.25% on the revolving credit facility, and Prime plus 0.25% or LIBOR plus 2.5% on all of the term debt. Both components allow for a reduction in rates based upon the Company's operating performance. Under the amended credit facility, the Company is subject to certain financial covenants including maintaining minimum operating cash, maximum capital expenditures, fixed charge coverage and tangible net worth covenants. As of December 31, 2004, the Company was in compliance with all of these covenants. The Company's new $12 million revolving credit facility, as amended, is due February 28, 2006, and the $5 million term loan and mortgage are due February 28, 2008. The $1.5 million term loan is due June 30, 2010. The Company plans to seek an extension, or secure a new credit facility prior to its expiration date. There can be no guarantee that the Company will be successful in extending its existing credit facility or obtaining a new credit facility.

As a result of the consolidation of United Development Company Limited, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313, is included within long-term debt in the consolidated financial statements. The note calls for fifty principal payments of $3,406 and one payment of $300,013 due on December 4, 2006. The note bears interest at LIBOR plus 2.75%, adjusted monthly. At December 31, 2004, the outstanding balance was $420,412. At December 31, 2004, the interest rate was approximately 5.1%. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not subject to any financial covenants under this mortgage note.

In connection with the eight-year, potential $95 million automotive program, the Company has committed to purchase the second of two new forming lines for approximately $1.9 million that, as of December 31, 2004, has been 60% funded. The Company expects to pay for the remaining 40% of the equipment within the first six-months of 2005. A portion of the remaining 40% will be funded by the undrawn portion of the Company's $1.5 million term loan.

Aside from the forming line described above, the Company has no additional significant capital commitments in 2005, but plans on adding capacity or to enhance operating efficiencies in its manufacturing plants. The Company may consider the acquisition of companies, technologies or products in 2005, which are complementary to its business. The Company believes that its existing resources, including its revolving loan facility, together with cash generated from operations and funds expected to be available to it through any necessary equipment financing and additional bank borrowings, will be sufficient to fund its cash flow requirements through at least the end of 2005. However, there can be no assurances that such financing will be available at favorable terms, if at all.

Contractual Obligations

The following table summarizes the Company's contractual obligations at December 31, 2004, and the effect such obligations are expected to have on its cash flow in future periods:

Payments due in:	Operating Leases	Capital Leases	Term Loans	Mortgage	Supplemental Retirement Plan	United Development Company Mortgage	Total
2005	$1,812,122	$ 401,469	$ 949,800	$ 168,000	$138,000	$ 40,872	$ 3,510,263
2006	1,480,739	400,117	986,400	168,000	152,000	379,540	3,566,796
2007	1,152,389	384,109	986,400	168,000	147,000	—	2,837,898
2008	297,542	304,803	986,400	168,000	147,000	—	1,903,745
2009 & thereafter	917,169	557,694	515,612	1,492,000	196,504	—	3,678,979
	$5,659,961	**$2,048,192**	**$4,424,612**	**$2,164,000**	**$780,504**	**$420,412**	**$15,497,681**

Payments on the United Development Company Limited note are funded through rent payments made by the Company on the Company's Alabama and Florida facilities.

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service the obligations listed above. The Company's principal sources of funds are its operations and its revolving credit facility. Although the Company generated cash from operations in the year ended December 31, 2004, it cannot guarantee that its operations will generate cash in future periods.

Other

A significant portion of the Company's Packaging sales of molded fiber products are to manufacturers of computer peripherals and other consumer products. As a result, the Company believes that its sales are seasonally affected, with increased sales in the second half of the year. The Company does not believe that inflation has had a material impact on its results of operations in the last three years.

Critical Accounting Policies

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions both in general and specifically in relation to the packaging industry, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Form 10-K. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

- **Revenue Recognition** The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, require management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.
- **Long-lived Assets and Intangible Assets** The Company reviews long-lived assets and all intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Goodwill is also reviewed at least annually for impairment. Recoverability of long-lived assets and definite lived intangible assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then long-lived assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. Recoverability of goodwill is determined under a two-step process as described in SFAS 142. The fair value of reporting units determined under step one is also based on a discounted cash flow model. At December 31, 2004, no impairment has been identified. Forecasted cash flows are based upon numerous assumptions used by management, such as revenue growth, margins and asset management. For purposes of this analysis, the Company reviews its internal forecasts and external data. The external data consist of data available from customer and competitor commentary, and industry forecasts of future revenue growth.

  The estimates of expected cash flows require the Company to make significant judgments regarding future periods that are subject to some factors outside of the Company's control. Changes in these estimates can result in significant revisions to the carrying value of these assets and may result in material charges to the results of operations.
- **Accounts Receivable** The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. These allowances for doubtful accounts are determined by reviewing specific accounts that the Company has deemed are at risk of being uncollectible and other credit risks associated with groups of customers. If the financial condition of the Company's customers were to deteriorate or economic conditions were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required with a resulting charge to results of operations.
- **Inventory** The Company provides reserves for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company fully reserves for inventories deemed obsolete. The Company performs periodic reviews of all inventory items to identify excess inventories on-hand by comparing on-hand balances to anticipated usage using recent historical activity as well as anticipated or forecasted demand, based upon sales and marketing inputs through its planning systems. If estimates of demand diminish or actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required with a resulting charge to operations.
- **Deferred Income Taxes** The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2004, the Company's cash and cash equivalents consisted of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. The Company has four debt instruments where interest is based upon the prime rate (and/or LIBOR) and, therefore, future operations could be affected by interest rate changes; however, the Company believes that the market risk of the debt is minimal.

To the Board of Directors and
Shareholders of UFP Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of UFP Technologies, Inc. and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2), present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 14, 2005

CONSOLIDATED BALANCE SHEETS

Assets		December 31 2004	2003
Current assets:			
Cash	$	317,951	310,137
Receivables, net		11,818,906	9,139,314
Inventories		5,236,232	4,412,606
Prepaid expenses		710,694	493,750
Refundable income tax		—	419,658
Deferred income taxes		481,047	1,060,001
Total current assets		**18,564,830**	**15,835,466**
Property, plant and equipment		34,663,332	33,172,875
Less accumulated depreciation and amortization		(23,278,982)	(21,699,717)
Net property, plant and equipment		11,384,350	11,473,158
Cash surrender value of officers' life insurance		125,926	117,870
Deferred income taxes		2,697,293	2,384,777
Goodwill		6,481,037	6,481,037
Other assets		378,768	456,764
Total assets	**$**	**39,632,204**	**36,749,072**

Liabilities and Stockholders' Equity			
Current liabilities:			
Notes payable	$	7,923,470	6,737,712
Current installments of long-term debt		1,158,672	1,048,872
Current installments of capital lease obligations		401,469	386,615
Accounts payable		3,665,722	2,632,497
Accrued restructuring charge		36,433	764,745
Accrued taxes and other expenses		3,948,454	3,055,960
Total current liabilities		**17,134,220**	**14,626,401**
Long-term debt, excluding current installments		5,850,352	6,222,222
Capital lease obligations, excluding current installments		1,646,723	1,897,128
Minority interest (Note 7)		433,809	455,434
Retirement and other liabilities		780,504	856,692
Total liabilities		**25,845,608**	**24,057,877**
Commitments and contingencies (Note 16)			
Stockholders' equity:			
Preferred stock, $.01 par value. Authorized 1,000,000 shares; no shares issued or outstanding		—	—
Common stock, $.01 par value. Authorized 20,000,000 shares; issued and outstanding 4,678,566 shares in 2004 and 4,519,666 shares in 2003		46,786	45,197
Additional paid-in capital		8,652,488	8,429,937
Retained earnings		5,087,322	4,216,061
Total stockholders' equity		**13,786,596**	**12,691,195**
Total liabilities and stockholders' equity	**$**	**39,632,204**	**36,749,072**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31		
	2004	2003	2002
Net sales	$ 68,624,098	60,902,180	61,189,396
Cost of sales	54,652,677	50,178,084	49,084,243
Gross profit	**13,971,421**	**10,724,096**	**12,105,153**
Selling, general and administrative expenses	12,107,012	10,827,528	11,639,156
Restructuring charge	(280,000)	1,405,000	—
Operating income (loss)	**2,144,409**	**(1,508,432)**	**465,997**
Other income (expense):			
Interest expense	(713,651)	(783,672)	(877,703)
Equity in net income of unconsolidated partnerships	12,532	27,156	37,531
Minority interest earnings	(83,358)	(91,104)	—
Other, net	—	1,000	(2,945)
Total other expense	(784,477)	(846,620)	(843,117)
Income (loss) before income tax provision	1,359,932	(2,355,052)	(377,120)
Income tax expense (benefit)	488,671	(839,323)	(143,325)
Net income (loss)	**$ 871,261**	**(1,515,729)**	**(233,795)**
Net income (loss) per share:			
Basic	$ 0.19	(0.34)	(0.05)
Diluted	$ 0.17	(0.34)	(0.05)
Weighted average common shares:			
Basic	4,616,983	4,489,984	4,342,879
Diluted	4,994,611	4,489,984	4,342,879

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2004, 2003 and 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2001	4,217,400	$ 42,174	$ 8,146,554	$ 5,965,585	$ 14,154,313
Employee Stock Purchase Plan	52,666	527	48,032	—	48,559
Stock issued in lieu of compensation	95,248	952	80,097	—	81,049
Stock option exercise	375	4	296	—	300
Net loss	—	—	—	(233,795)	(233,795)
Balance at December 31, 2002	4,365,689	$ 43,657	$ 8,274,979	$ 5,731,790	$ 14,050,426
Employee Stock Purchase Plan	53,128	531	47,416	—	47,947
Stock issued in lieu of compensation	100,849	1,009	107,542	—	108,551
Net loss	—	—	—	(1,515,729)	(1,515,729)
Balance at December 31, 2003	4,519,666	$ 45,197	$ 8,429,937	$ 4,216,061	$ 12,691,195
Employee Stock Purchase Plan	38,229	382	46,733	—	47,115
Stock issued in lieu of compensation	71,283	713	136,037	—	136,750
Exercise of stock options, net of shares presented for exercise	49,388	494	2,122	—	2,616
Tax benefit relating to non-qualified stock option exercise	—	—	37,659	—	37,659
Net income	—	—	—	871,261	871,261
Balance at December 31, 2004	**4,678,566**	**$ 46,786**	**$ 8,652,488**	**$ 5,087,322**	**$ 13,786,596**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31 2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 871,261	(1,515,729)	(233,795)
Adjustments to reconcile net income (loss)			
cash provided by operating activities:			
Depreciation and amortization	2,493,300	2,706,392	2,685,650
Equity in net income of unconsolidated affiliate and partnership	(12,532)	(27,156)	(37,531)
Minority interest	83,358	91,104	—
Restructuring charges	(280,000)	1,405,000	—
Loss on disposal of property, plant and equipment	—	—	2,944
Stock issued in lieu of compensation	136,750	108,551	81,049
Deferred income taxes	304,097	(818,794)	130,911
Changes in operating assets and liabilities,			
net of effects from acquisition:			
Receivables, net	(2,679,592)	(597,042)	910,971
Inventories	(823,626)	250,940	510,185
Prepaid expenses	(216,944)	8,685	(4,109)
Refundable income tax	419,658	(39,283)	499,148
Accounts payable	733,176	36,273	(935,006)
Accrued taxes and other expenses	444,181	(807,162)	(993,081)
Retirement and other liabilities	(76,188)	(43,620)	1,568
Cash surrender value of officers' life insurance	(8,056)	(17,571)	(23,868)
Other assets	44,744	8,411	(106,106)
Net cash provided by operating activities	**1,433,587**	**748,999**	**2,488,930**
Cash flows from investing activities:			
Additions to property, plant and equipment	(2,141,700)	(1,240,349)	(930,318)
Acquisition of operating assets, less cash acquired	—	—	(150,000)
Payments received on affiliated partnership	12,532	17,518	62,432
Proceeds from surrender of officers' life insurance	—	124,335	—
Proceeds from disposal of property, plant and equipment	—	—	8,477
Consolidation of United Development Company, net of cash	—	200,447	—
Net cash used in investing activities	**(2,129,168)**	**(898,049)**	**(1,009,409)**
Cash flows from financing activities:			
Net borrowings under notes payable	1,185,758	536,205	347,846
Change in book overdrafts	300,049	62	(276,396)
Proceeds from long-term borrowings	768,612	7,500,000	—
Distribution to United Development Company Partners	(104,982)	—	—
Proceeds from sale of common stock	49,731	47,947	48,859
Principal repayment of long-term debt	(1,030,682)	(7,396,249)	(1,466,945)
Principal repayment of obligations under capital leases	(465,091)	(254,601)	(133,829)
Net cash provided by (used in) financing activities	**703,395**	**433,364**	**(1,480,465)**
Net change in cash	7,814	284,314	(944)
Cash at beginning of year	310,137	25,823	26,767
Cash at end of year	**$ 317,951**	**310,137**	**25,823**

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") designs and manufactures a broad range of packaging and specialty foam products for a variety of industrial and consumer markets. The Company was incorporated in the State of Delaware in 1993.

(a) Principles of Consolidation

The consolidated financial statements include the accounts and results of operations of UFP Technologies, Inc., its wholly owned subsidiaries, Moulded Fibre Technology, Inc. (MFT), Simco Automotive Trim, and Simco Automotive Technology. The Company also consolidates United Development Company Limited of which the Company owns 26.32% (see Note 7). All significant inter-company balances and transactions have been eliminated in consolidation.

(b) Accounts Receivable

The Company periodically reviews the collectibility of its accounts receivable. Provisions are established for accounts that are potentially uncollectible. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2004.

(c) Inventories

Inventories which include material, labor, and manufacturing overhead are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

The Company periodically reviews the realizability of its inventory. Provisions are established for potential obsolescence. Determining adequate reserves for inventory obsolescence requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the reserve balances as of December 31, 2004.

(d) Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated and amortized using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for income tax purposes. Certain manufacturing machines that are dedicated to a specific program–where total units to be produced over the life of the program are estimable–are depreciated using the modified units of production method for financial statement purposes.

Estimated useful lives of property, plant and equipment are as follows:

Leasehold improvements	Estimated useful life or remaining lease term, whichever is shorter
Buildings and improvements	31.5 years
Equipment	8 - 10 years
Furniture and fixtures	5 - 7 years

(e) Income Taxes

The Company's income taxes are accounted for under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax expense (benefit) results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Revenue Recognition

The Company recognizes revenue at the time of shipment when title and risk of loss have passed to the customer, persuasive evidence of an arrangement exists, performance of its obligation is complete, its price to the buyer is fixed or determinable, and the Company is reasonably assured of collecting. If a loss is anticipated on any contract, a provision for the entire loss is made immediately. Determination of these criteria, in some cases, require management's judgments. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue for any reporting period could be adversely affected.

(g) Investments in Realty Partnerships

The Company has invested in Lakeshore Estates Associates, a realty limited partnership. The Lakeshore Estates investment is stated at cost, plus or minus the Company's proportionate share of the limited partnerships' income or losses, less any distributions received from the limited partnership. The Company has recognized its share of Lakeshore Estates Associates' losses only to the extent of its original investment in, and advances to, this partnership. The Company's book value in this investment is zero at December 31, 2004 and 2003, respectively.

(h) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount including associated intangible assets of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets. During the year ended December 31, 2003, the Company recognized an impairment charge of $640,000 related to the closing of its Visalia, California, facility (see Note 10).

(i) Goodwill and Other Intangible Assets

As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". In accordance with the guidelines of this accounting principle, goodwill and indefinite-lived intangible assets are no longer amortized but will be assessed for impairment on at least an annual basis. The Company has elected to test annually for goodwill impairment in the second quarter of the fiscal year. Goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. During 2001, the Company amortized goodwill over a period of 20 years.

Definite-lived intangible assets, such as patents, are amortized over their estimated useful lives, generally periods ranging from eight to fourteen years. The Company continually evaluates the reasonableness of the useful lives of these assets.

(j) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company utilizes zero balance disbursement accounts to manage its funds. These accounts reflect negative cash balances as checks clear the banking system. In accordance with accounting principles generally accepted in the United States of America, the negative cash book balances at the end of a period are reclassified to accounts payable. At December 31, 2004 and 2003, the amounts reclassified were approximately $1.4 million and $1.1 million, respectively.

(k) Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, *Reporting Comprehensive Income*, which established standards for reporting and display of comprehensive income and its components. Comprehensive income is the total of net income and all other non-owner changes in stockholders' equity. Comprehensive income equaled net income for all periods presented.

(l) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(m) Segments and Related Information

The Company has adopted the provisions of SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*, which established standards for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports (see Note 19).

(n) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued a revision to Statement of Financial Accounting Standards (SFAS) Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R), that requires the Company to expense the value of employee stock options and similar awards. Under FAS 123R, shared-based payment (SBP) awards result in a cost that will be measured at fair value on the awards grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. As a public company, the Company is allowed to select from three alternative transition methods each having different reporting implications. The effective date for FAS 123R is the interim period beginning July 1, 2005, and FAS 123R will apply to all outstanding and unvested SBP awards at the Company's adoption date. The Company has not completed its evaluation of the effect of adoption of FAS 123R.

However, due to the fact that the Company uses stock options as a form of compensation, the adoption of FAS 123R may have a significant impact on the Company's financial position, results of operations or cash flows.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (SAB 104), "Revenue Recognition", which supercedes SAB 101, "Revenue Recognition" in Financial Statements. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. Additionally, SAB 104 rescinds the SEC's Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. The Company's current accounting policies conform to the requirements of this Staff Accounting Bulletin.

(o) Reclassifications

Certain prior year account balances have been reclassified to conform to the 2004 presentation.

(p) Stock Compensation

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related Interpretations in accounting for its stock option and employee stock purchase plans. As a result, no compensation cost has been recognized in connection with these plans.

Since the Company accounts for its stock option plans under APB 25, certain pro forma information regarding net income and net income per share is required by Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), as if the Company had accounted for its stock option plans under the fair value approach of SFAS 123. For purposes of the pro forma disclosures, the estimated fair value of the stock plans is fully amortized over the related vesting period of the options.

The Company's pro forma information is as follows:

	Years Ended December 31		
	2004	2003	2002
Net income (loss) as reported	$ 871,261	$ (1,515,729)	$ (233,795)
Pro forma net income (loss)	352,177	(1,895,762)	(495,053)
Basic net income (loss) per share as reported	0.19	(0.34)	(0.05)
Pro forma basic net income (loss) per share	0.08	(0.42)	(0.11)
Diluted net income (loss) per share as reported	0.17	(0.34)	(0.05)
Pro forma diluted net income (loss) per share	0.07	(0.42)	(0.11)

The effect of applying SFAS 123 as shown above in the pro forma disclosures is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expenses related to stock options granted prior to 1995.

(2) Supplemental Cash Flow Information

Cash paid for interest and income taxes is as follows:

	Years Ended December 31		
	2004	2003	2002
Interest	$ 697,651	764,772	850,336
Income taxes (refunds) – net	$ (340,599)	18,754	—

Significant non-cash transactions:

		Years Ended December 31		
		2004	2003	2002
Property and equipment acquired under capital lease	$	229,540	1,397,869	1,050,746
Tax benefit resulting from the exercise of non-qualified stock options		37,659	—	—
Shares presented for stock option exercises		(239,747)	—	—
Total non-cash transactions	**$**	**27,452**	**1,397,869**	**1,050,746**

(3) Receivables

Receivables consist of the following:

		December 31	
		2004	2003
Accounts receivable - trade	$	12,328,734	9,474,529
Other receivables		33,489	140,400
		12,362,223	9,614,929
Less allowance for doubtful receivables		(543,317)	(475,625)
	$	**11,818,906**	**9,139,304**

(4) Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FSAB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require that the purchase method of accounting be used for business combinations and eliminate the use of the pooling-of-interests method. Additionally, they require that goodwill and intangible assets with indefinite lives no longer be amortized. The Company was required to adopt SFAS No. 141 and SFAS No. 142 on a prospective basis as of July 1, 2001 and January 1, 2002, respectively. In accordance with the provisions of SFAS No. 142, the Company no longer amortizes goodwill. The Company completed its annual impairment test of goodwill in the second quarter of 2004, and determined that no goodwill was impaired.

At December 31, 2004 and December 31, 2003, the carrying value of the Company's patents was $226,507 and $250,196, respectively, net of accumulated amortization. Future patent amortizations for years ended December 31 will be approximately:

2005	$	34,000
2006		34,000
2007		34,000
2008		34,000
2009		34,000
Thereafter		56,507
Total:	**$**	**226,507**

(5) Inventories

Inventories consist of the following:

		December 31 2004	2003
Raw materials	$	3,180,349	2,693,660
Work in process		532,108	296,445
Finished goods		1,523,775	1,422,501
	$	**5,236,232**	**4,412,606**

(6) Property, Plant and Equipment

Property, plant and equipment consist of the following:

		December 31 2004	2003
Land	$	409,119	409,119
Buildings and improvements		3,809,533	3,685,232
Leasehold improvements		1,905,057	2,032,386
Equipment		25,193,403	22,696,750
Furniture and fixtures		2,158,810	2,086,001
Construction in progress - equipment		1,187,410	2,263,387
	$	**34,663,332**	**33,172,875**

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 was $2,460,048, $2,636,526, and $2,648,912, respectively.

(7) Investment in and Advances to Affiliated Partnership

The Company has a 26.32% ownership interest in a realty limited partnership, United Development Company Limited ("UDT"). In compliance with FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," the Company has consolidated the financial statements of UDT as of December 31, 2003. Prior to December 31, 2003, this investment was accounted for under the equity method at cost, plus the Company's proportionate share of the limited partnership's income, less any distributions received from the limited partnership. The Company's proportionate share of the limited partnership's net income was approximately $25,000 and $35,000 in 2002 and 2001, respectively. As a result of consolidating UDT, both total assets and total liabilities of the Company increased by $948,000. There was no impact on net income.

(8) Indebtedness

As a component of consolidating UDT's assets, the Company included $303,653 in cash. Although this cash balance is not legally restricted, the Company does not use this cash in its operations.

On February 28, 2003, the Company obtained a new credit facility, which has been amended effective December 31, 2003, to reflect, among other things, changes to certain financial covenants. The amended facility is comprised of: (i) a revolving credit facility of $12 million that is collateralized by the Company's accounts receivable and inventory; (ii) a term loan of $5 million with a 6-year straight-line amortization that is collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); (iii) a term loan of $1.5 million with a 5-year straight-line amortization that is also collateralized by the Company's property, plant and equipment (excluding UDT's property, plant and equipment); and (iv) a term loan of $2.5 million with a 15-year straight-line amortization that is collateralized by a mortgage on the Company's real estate located in Georgetown, Massachusetts. Extensions of credit under this facility are subject to available collateral based upon accounts receivable and inventory levels. Therefore, the entire $12 million may not be available to the Company. For example, as of December 31, 2004, based upon borrowings outstanding of $7.9 million and collateral levels, the Company had availability of $2.9 million of additional credit under this facility. The amount of availability can fluctuate significantly. The amended credit facility calls for interest of Prime or LIBOR plus 2.25% on the revolving credit facility, and Prime plus 0.25% or LIBOR plus 2.5% on all of the term debt. Both components allow for a reduction in rates based upon the Company's operating performance. Under the amended credit facility, the Company is subject to certain financial covenants including maintaining minimum operating cash, maximum capital expenditures, fixed charge coverage and tangible net worth covenants. As of December 31, 2004, the Company was in compliance with all of these covenants. The Company's new $12 million revolving credit facility, as amended, is due February 28, 2006, and the $5 million term loan and mortgage are due February 28, 2008. The $1.5 million term loan is due June 30, 2010. The Company plans to seek an extension, or secure a new credit facility prior to its expiration date. There can be no guarantee that the Company will be successful in extending its existing credit facility or obtaining a new credit facility.

At December 31, 2004, the interest rate on these facilities ranged from 3.86% to 5.25%.

As a result of the consolidation of United Development Company Limited, a mortgage note collateralized by the Alabama and Florida facilities, dated September 4, 2002, originally for $470,313 is included within long-term debt in the Consolidated Financial Statements. The note calls for fifty principal payments of $3,406 and one payment of $300,013 due on December 4, 2006. The note bears interest at LIBOR plus 2.75%, adjusted monthly. At December 31, 2004, the outstanding balance was $420,421. At December 31, 2004, the interest rate was approximately 5.1%. Payments on this note are funded through rent payments that the Company makes on its Alabama and Florida facilities. The Company is not subject to any financial covenants under this mortgage note.

Long-term debt consists of the following:

	December 31	
	2004	2003
Mortgage note	$ 2,164,000	2,332,000
Note payable - term loans	4,424,612	4,496,000
United Development Company mortgage	420,412	443,094
Total long-term debt	**7,009,024**	**7,271,094**
Less current installments	1,158,672	1,048,872
Long-term debt, excluding current installments	**$ 5,850,352**	**6,222,222**

Aggregate maturities of long-term debt are as follows:

Year ending December 31:	
2005	$ 1,158,672
2006	1,533,940
2007	1,154,400
2008	1,154,400
2009 and thereafter	2,007,612
	$ 7,009,024

(9) Accrued Taxes and Other Expenses

Accrued taxes and other expenses consist of the following:

	December 31	
	2004	2003
Compensation	$ 1,300,138	751,289
Benefits	684,799	718,045
Paid time off	436,067	374,147
Other	1,527,450	1,212,479
	$ 3,948,454	**3,055,960**

(10) Restructuring Charge

On October 22, 2003, the Company's Board of Directors approved a formal plan of restructure in response to continued losses in the Company's Packaging plant in Visalia, California. To that effect the Company recorded restructuring charges, in the fourth quarter of 2003, of $1,405,000, consisting of asset impairments of $640,000, severance of $40,000, and future lease commitments of $725,000. Of this amount, approximately $36,000 remains on the balance sheet as of December 31, 2004, primarily reflecting miscellaneous clean-up costs that should be paid in early 2005. During the third quarter of 2004, the Company executed a termination agreement for the lease for its Visalia, California property for a lump-sum payment of approximately $100,000. As a result, the Company reversed $280,000 of previously recorded restructuring reserve.

The following table summarizes the restructuring activity:

	Total	Asset Impairments	Severance	Future Lease Commitments
Original provision	$ 1,405,000	$ 640,000	$ 40,000	$ 725,000
2003 non-cash usage	(640,000)	(640,000)	—	—
December 31, balance remaining	765,000	—	40,000	725,000
2004 non-cash usage	(280,000)	—	—	(280,000)
2004 cash usage	(449,000)	—	(40,000)	(409,000)
12/31/04 balance remaining	**$ 36,000**	**$ —**	**$ —**	**$ 36,000**

(11) Income Taxes

The Company's income tax (benefit) provision for the years ended December 31, 2004, 2003, and 2002 consists of approximately:

	Years Ended December 31		
	2004	2003	2002
Current:			
Federal	$ 76,000	(51,000)	(312,000)
State	108,000	31,000	38,000
	184,000	**(20,000)**	**(274,000)**
Deferred:			
Federal	174,000	(798,000)	146,000
State	131,000	(21,000)	(15,000)
	305,000	**(819,000)**	**131,000**
Total income tax provision (benefit)	**$ 489,000**	**(839,000)**	**(143,000)**

At December 31, 2004, the Company has net operating loss carry-forwards for federal income tax purposes of approximately $10,541,000 and for state income tax purposes of approximately $2,425,000, which are available to offset future taxable income and expire during the years ending December 31, 2011 through 2022.

The future benefit of the net operating loss carry-forwards acquired from MFT and Simco will be limited to $600,000 per year in accordance with Section 382 of the Internal Revenue Code. As of December 31, 2004, net operating loss carry-forwards acquired from MFT and Simco for federal income tax purposes totaled $1,742,000 and $5,142,000, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are approximately as follows:

	December 31	
	2004	2003
Deferred tax assets related to:		
Reserves not currently deductible	82,000	436,000
Research and development credits	246,000	111,000
Compensation programs	163,000	110,000
Retirement liability	292,000	292,000
Net operating loss carry-forwards	3,704,000	3,294,000
Other	53,000	25,000
	4,540,000	**4,268,000**
Deferred tax liabilities related to:		
Excess of book over tax basis of fixed assets	1,190,000	538,000
Investee tax loss in excess of book losses	55,000	57,000
Capital leases	117,000	228,000
	1,362,000	**823,000**
Net deferred tax assets	**$ 3,178,000**	**3,445,000**

The amount recorded as net deferred tax assets as of December 31, 2004 and 2003 represents the amount of tax benefits of existing deductible temporary differences or carry-forwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carry-forward period. The Company believes that the net deferred tax asset of $3,178,000 at December 31, 2004 is more likely than not to be realized in the carry-forward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from the "expected" tax provision for those years, computed by applying the U.S. federal corporate rate of 34% to income before income tax expense as follows:

	Years Ended December 31		
	2004	2003	2002
Computed "expected" tax rate	34.0%	34.0%	34.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	10.4	(0.7)	(4.1)
Officers' life insurance	0.4	(0.2)	(1.4)
Meals and entertainment	2.2	(0.3)	(5.4)
R&D credits	(9.9)	3.5	13.5
Other	(1.2)	(0.7)	1.4
Effective tax rate	**35.9%**	**35.6%**	**38.0%**

The impact on the Company's 2004 effective tax rate from state taxes is higher than usual due to true-up adjustments of state net operating losses.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following:

	Years Ended December 31		
	2004	2003	2002
Basic weighted average common shares outstanding during the year	4,616,983	4,489,984	4,342,879
Weighted average common equivalent shares due to stock options	377,628	—	—
Diluted weighted average common shares outstanding during the year	**4,994,611**	**4,489,984**	**4,342,879**

Potential common shares of 93,047 and 38,572 were not included in the computation of diluted weighted average common shares outstanding for years ended December 31, 2003 and 2002, respectively, because their inclusion would be anti-dilutive.

(13) Stock Option and Employee Stock Purchase Plans

The Company maintains a stock option plan to provide long-term rewards and incentives to the Company's key employees, officers, employee directors, consultants and advisors. The plan provides for either nonqualified stock options or incentive stock options for the issuance of up to 1,550,000 shares of common stock. The exercise price of the incentive stock options may not be less than the fair market value of the common stock on the date of grant, and the exercise price for nonqualified stock options shall be determined by the Stock Option Committee. These options expire over five- to ten-year periods. Options granted under the plan generally become exercisable with respect to 25% of the total number of shares subject to such options at the end of each 12-month period following the grant of the option. At December 31, 2004, there were 694,825 options outstanding under the plan.

Through July 15, 1998, the Company maintained a stock option plan covering non-employee directors (the "1993 Director Plan"). Effective July 15, 1998, with the formation of the 1998 Director Stock Option Incentive Plan ("1998 Director Plan"), the 1993 Director Plan was frozen. The 1993 Director Plan provided for options for the issuance of up to 110,000 shares of common stock. On July 1 of each year, each individual who at the time was serving as a non-employee director of the Company received an automatic grant of options to purchase 2,500 shares of common stock. These options became exercisable in full six months after the date of grant and expire ten years from the date of grant. The exercise price was the fair market value of the common stock on the date of grant. At December 31, 2004, there were 50,000 options outstanding under the 1993 Director Plan.

Effective July 15, 1998, the Company adopted the 1998 Director Stock Option Incentive Plan ("1998 Director Plan") for the benefit of non-employee directors of the Company. The 1998 Director Plan provided for options for the issuance of up to 425,000 shares of common stock. On June 2, 2004, the Company amended the plan to increase the allowable amount to 725,000 shares. These options become exercisable in full at the date of grant and expire ten years from the date of grant. In connection with the adoption of the 1998 Director Plan, the 1993 Director Plan was discontinued; however, the options outstanding under the 1993 Director Plan were not affected by the adoption of the new plan. At December 31, 2004, there were 430,712 options outstanding under the 1998 Director Plan.

On April 18, 1998, the Company adopted the 1998 Stock Purchase Plan which provides that all employees of the Company who work more than twenty hours per week and more than five months in any calendar year and who are employees on or before the applicable offering period are eligible to participate. The 1998 Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986. Under the Stock Purchase Plan, participants may have withheld up to 10% of their base salaries during the six month offering periods ending June 30 and December 31 for the purchase of the Company's common stock at 85% of the lower of the market value of the common stock on the first or last day of the offering period. The 1998 Stock Purchase Plan provides for the issuance of up to 400,000 shares of common stock. To date, 260,249 shares have been issued.

In June 2003, the Company formally adopted the 2003 Equity Incentive Plan (the "Plan"). The Plan is intended to benefit the Company by offering equity-based incentives to certain of the Company's executives and employees, thereby giving them a permanent stake in the growth and long-term success of the Company and encouraging the continuance of their involvement with the Company's businesses.

Two types of awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to or otherwise based on or related to shares of common stock. Such awards may include, without limitation, unrestricted stock, nonqualified options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan. The maximum number of shares of common stock, in the aggregate, that may be delivered in payment or in respect of stock issued under the Plan is 500,000 shares. 71,283 unrestricted shares were issued in 2004.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made in 2004, 2003, and 2002, respectively: no dividend yield for each year; expected volatility of 102.8%, 110.0%, and 113.6%, risk-free interest rates of 3.72%, 3.22%, and 3.25%; and expected lives of 5.7, 5.8, and 5.7 years.

The following is a summary of stock option activity under all plans:

	Shares Under Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	1,011,012	$ 2.85
Granted	159,352	1.17
Exercised	(375)	0.80
Canceled or expired	(83,500)	3.77
Outstanding at December 31, 2002	1,086,489	$ 2.54
Granted	380,125	1.15
Exercised	—	0
Canceled or expired	(330,444)	3.21
Outstanding at December 31, 2003	1,136,170	$ 1.88
Granted	214,167	2.74
Exercised	(118,800)	2.04
Canceled or expired	(56,000)	3.08
Outstanding at December 31, 2004	1,175,537	$ 1.97

The weighted-average fair value of options granted during 2004, 2003, and 2002 was $2.34, $0.98, and $0.94, respectively. There were 1,031,287 exercisable options as of December 31, 2004.

The following is a summary of information relating to stock options outstanding and exercisable by price range as of December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of exercise prices	Outstanding as of 12/31/04	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of 12/31/04	Weighted average exercise price
$0.00 - $0.99	112,525	4.2	$ 0.80	96,200	$ 0.80
$1.00 - $1.99	555,431	6.3	1.26	454,806	1.26
$2.00 - $2.99	295,414	6.2	2.56	295,414	2.56
$3.00 - $3.99	174,867	6.5	3.35	147,367	3.37
$4.00 - $4.99	25,000	3.0	4.19	25,000	1.19
$6.00 - $6.99	12,500	1.5	6.13	12,500	6.13
	1,175,737	**6.0**	**$ 1.97**	**1,031,287**	**$ 2.02**

(14) Preferred Stock

On January 13, 1999, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share on February 5, 1999 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Share"), of the Company, at a price of $30.00 per one one-thousandth of a Preferred Share subject to adjustment and the terms of the Rights Agreement.

(15) Supplemental Retirement Plan

The Company has a supplemental retirement plan for certain retired officers, which will provide an annual benefit to these individuals for various terms following separation from employment. The Company recorded an expense of approximately $58,000, $100,000, and $131,000 for the years ended December 31, 2004, 2003, and 2002, respectively, in accordance with this plan, which includes both current costs and prior service costs for these individuals. The present value of the supplemental retirement obligation has been calculated using an 8% discount rate. Projected future payments for the years ending December 31, 2005 through 2009 are approximately $138,000, $152,000, $147,000, $147,000, $144,000, respectively, and approximately $52,000 thereafter.

(16) Commitments and Contingencies

(a) ***Leases*** – The Company has noncancelable operating leases for certain facilities that expire through 2011. Certain of the leases contain escalation clauses which require payments of additional rent, as well as increases in related operating costs. The Company also leases various equipment under capital leases which expire through 2011.

Included in property, plant and equipment are the following amounts held under capital lease:

	December 31	
	2004	2003
Equipment	$ 3,071,028	$ 2,954,968
Less accumulated amortization	(523,208)	(331,241)
	$ 2,547,820	**$ 2,623,727**

Future minimum lease payments under noncancelable operating leases and the present value of future minimum lease payments under capital leases as of December 31, 2003, are as follows:

Years Ending December 31:	Capital Leases	Operating Leases
2005	465,555	1,812,122
2006	462,287	1,480,739
2007	439,434	1,152,389
2008	398,996	297,542
Thereafter	626,919	917,169
Total minimum lease payments	**$ 2,393,191**	**$ 5,659,961**
Less amount representing interest	344,999	
Present value of future minimum lease payments	2,048,192	
Less current installments of obligations under capital leases	401,469	
Obligations under capital lease, excluding current installments	**$ 1,646,723**	

Rent expense amounted to approximately $2,153,000, $2,126,000, and $2,156,000 in 2004, 2003, and 2002, respectively. Approximately $244,000, $244,000, and $246,000 in 2004, 2003 and 2002, respectively, was paid to United Development Company Limited ("UDT"), a real estate company of which the Company owns 26.32%, that owns the Decatur, Alabama, and Kissimmee, Florida, facilities. The 2004 rent expense incurred from "UDT" has been eliminated in consolidation.

In connection with the eight-year, potential $95 million automotive program, the Company has purchased a new forming line for approximately $1.7 million in 2003, and a second similar forming line for approximately $1.9 million in 2004.

(b) Legal – The Company is a defendant in various administrative proceedings that are being handled in the ordinary course of business. In the opinion of management of the Company, these suits and claims should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(17) Profit Sharing Plan

The Company maintains a profit-sharing plan for eligible employees. Contributions to the Plan are made in the form of matching contributions to employee 401k deferrals as well as discretionary amounts determined by the Board of Directors, and amounted to approximately $459,000, $345,000, and $360,000 in 2004, 2003, and 2002, respectively.

(18) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a transaction between willing parties.

Cash and cash equivalents, accounts receivable, inventories, prepaid expenses, notes payable to bank, accounts payable, and accrued expenses and payroll withholdings are stated at carrying amounts that approximate fair value because of the short maturity of those instruments.

Long-term debt and capital lease obligations are subject to interest rates currently offered to the Company; therefore, the historical carrying amount approximates fair value.

(19) Segment Data

The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

The Company is organized based on the nature of the products and services that it offers. Under this structure, the Company produces products within two distinct segments; Packaging and Component Products. Within the Packaging segment, the Company primarily uses polyethylene and polyurethane foams, sheet plastics and pulp fiber to provide customers with cushion packaging for their products. Within the Component Products applications segment, the Company primarily uses cross-linked polyethylene foam to provide customers in the automotive, athletic, leisure and health and beauty industries with engineered product for numerous purposes.

The accounting policies of the segments are the same as those described in Note 1. Income taxes and interest expense have been allocated based on operating results and total assets employed in each segment.

Inter-segment transactions are uncommon and not material. Therefore, they have not been separately reflected in the financial table below. The totals of the reportable segments' revenues, net profits and assets agree with the Company's comparable amount contained in the audited financial statements. Revenues from customers outside of the United States are not material. No one customer accounts for more than 10% of the Company's consolidated revenues.

The top customer in the Company's Component Products segment comprises 16% of that segment's total sales for the year ended December 31, 2004. No one customer accounted for more than 10% of the Packaging segment sales for the year ended December 31, 2004.

The results for the 2004 Packaging segment include the results of United Development Company Limited.

Financial statement information by reportable segment is as follows:

2004	Component Products	Packaging	Total
Sales	$ 36,135,175	32,488,923	68,624,098
Operating income	967,616	1,176,793	2,144,409
Total assets	21,921,263	17,710,941	39,632,204
Depreciation / amortization	1,111,537	1,381,763	2,493,300
Capital expenditures	1,343,254	828,446	2,171,700
Interest expense	375,822	337,829	713,651
Goodwill	4,463,246	2,017,791	6,481,037

2003	Component Products	Packaging	Total
Sales	$ 31,264,862	29,637,318	60,902,180
Operating loss	(451,112)	(1,057,320)	(1,508,432)
Total assets	18,939,567	17,809,505	36,749,072
Depreciation / amortization	1,077,602	1,628,790	2,706,392
Capital expenditures	750,280	490,069	1,240,349
Interest expense	381,832	401,840	783,672
Goodwill	4,463,246	2,017,791	6,481,037

2002	Component Products	Packaging	Total
Sales	$ 31,011,592	30,177,804	61,189,396
Operating income	252,561	213,436	465,997
Total assets	17,762,229	17,620,543	35,382,772
Depreciation / amortization	1,018,931	1,666,719	2,685,650
Capital expenditures	516,099	394,872	910,971
Interest expense	403,870	473,833	(877,703)
Goodwill	4,463,246	2,017,791	6,481,037

(20) Quarterly Financial Information (unaudited)

Year ended 12/31/2003	Q1	Q2	Q3	Q4
Net sales	$ 14,244,653	$ 15,352,933	$ 16,056,162	$ 15,248,432
Gross profit	2,259,995	2,739,030	3,152,535	2,572,536
Net (loss) income	(368,325)	(95,577)	41,304	(1,093,131)
Basic net income (loss) per share	(0.08)	(0.02)	0.01	(0.24)
Diluted net income (loss) per share	(0.08)	(0.02)	0.01	(0.24)

Year ended 12/31/2004	Q1	Q2	Q3	Q4
Net sales	$ 15,934,254	$ 16,827,393	$ 17,657,812	$ 18,204,639
Gross profit	3,242,182	3,661,094	3,217,685	3,850,460
Net income	53,963	216,292	190,473	410,533
Basic net income per share	0.01	0.05	0.04	0.09
Diluted net income per share	0.01	0.04	0.04	0.08

Transfer Agent and Registrar
American Stock Transfer
and Trust Company
6201 15th Avenue, 3rd Floor
Brooklyn, NY 11219

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m., on June 2, 2005, at the Sheraton Ferncroft Resort, 50 Ferncroft Road, Danvers, MA 01923.

Common Stock Listing
UFP Technologies' common stock is traded on Nasdaq under the symbol UFPT.

Stockholder Services
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify regular or electronic mail:

UFP Technologies, Inc.
Attn.: Shareholder Services
172 East Main Street
Georgetown, MA 01833-2107 USA

tel: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

Form 10-K Report
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company.

Corporate Headquarters
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA 01833-2107 USA

tel: (978) 352-2200
fax: (978) 352-5616

Plant Locations
Alabama, California, Florida, Georgia, Illinois, Iowa, Massachusetts, Michigan, New Jersey, Texas.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

Corporate Counsels
Lynch Brewer Hoffman & Fink, LLP
101 Federal Street, 22nd Floor
Boston, MA 02110

Brown, Rudnick, Berlack, Israels, LLP
1 Financial Center
Boston, MA 02111

About this Report
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company, and where we are headed in the future. We aim to achieve these goals with clarity, simplicity, and efficiency. We welcome your comments and suggestions.

World Wide Web
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings, and other investor-oriented matters are available on the Company's web site at www.ufpt.com

Board of Directors and Executive Officers

William H. Shaw d
Chairman
Retired

R. Jeffrey Bailly do
President and CEO

Richard L. Bailly d
Retired

Mitchell D. Caplan o
Vice President
Sales and Marketing

William C. Curry d
Consultant
Curry Associates

Kenneth L. Gestal d
President & Managing Partner
Decision Capital, LLC

David B. Gould d
President
Westfield, Inc.

Ronald J. Lataille o
Vice President, Treasurer,
and Chief Financial Officer

Richard S. LeSavoy o
Vice President
Manufacturing

Thomas W. Oberdorf d
Chief Financial Officer
and Treasurer, CMGI Inc.

Michael J. Ross d
Chairman, Dalriada Ltd.
Partner, ADM Properties

Daniel J. Shaw, Jr. o
Vice President
Product Development

Wayne G. Williams o
Vice President
Business Development

Peter R. Worrell d
Managing Director
The Bigelow Company, LLC

d Directors o Officers

OPERATING PRINCIPLES

Customers	We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.
Ethics	We will conduct our business at all times and all places with absolute integrity with regard to employees, customers, suppliers, community and the environment.
Employees	We are dedicated to providing a positive, challenging, rewarding work environment for all our employees.
Quality	We are dedicated to the never-ending process of continually improving our quality of service, quality of communications, quality of relationships and quality of commitments.
Simplification	We seek to simplify our business process through the constant reexamination of our methods and elimination of all non-value added activities.
Entrepreneurship	We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.
Profit	Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.

UFP TECHNOLOGIES

UFP Technologies, Inc.
172 East Main Street, Georgetown, MA 01833 USA
tel: 978.352.2200 • fax: 978.352.5616
e-mail: info@ufpt.com • www.ufpt.com

Alabama California Florida Georgia Illinois Iowa Massachusetts Michigan New Jersey Texas